EXHIBIT 1



****Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designed as [*****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission****



                  PLANET HOLLYWOOD 12% RESTRICTED NOTEHOLDERS'
                  --------------------------------------------
                         SUBCOMMITTEE REVISED PROPOSAL
                         -----------------------------

                                 August 9, 1999

                         "For Settlement Purposes Only"

I.       Classes:
         --------

               Class 1:     Priority, Administrative and Tax Claims.

               Class 2:     Sun Trust Lease Facility.

               Class 3: Holders of $250mm 12% Senior Subordinated Notes due 2005 (the "Notes") (including accrued interest).

               Class 4: Other Unsecured Creditors, including Accounts Payable, Accrued Expenses, lease rejection claims and any claims of Kingdom Planet Hollywood or its shareholders or management.

               Class 5: Convenience Class, consisting of general unsecured claims in allowed amounts that do not exceed a pre-designated threshold to be agreed upon between the Company and the Informal Noteholders' Committee.

               Class 6:     Existing Equity.

II.      Treatment of Claims and Equity Interests:
         -----------------------------------------

               II.1 Class I will be unimpaired. To the extent not paid in ordinary course by Debtor, paid in cash, in full,
                            on  the  Effective   Date.

               II.2 Class 2 will be unimpaired. SunTrust will be paid in cash, in full, on the Effective Date.

               II.3 Class 3 will be impaired. On Effective Date, Class 3 will receive (1) $47.5 million in cash; (2) $60 million in New Secured PIK Notes; and (3) 2.65 million shares of New

                            Common Stock. The terms of those distributions are outlined below.

               II.4 Class 4 will be impaired. In advance of confirmation of its Plan of Reorganization, the Company will work with the Informal Noteholders' Committee and use its best efforts to settle Class 4 claims at levels reasonably acceptable to the Informal Noteholders' Committee. To the extent not settled, such claims shall receive recoveries of a dollar value not less than the value of the distributions per dollar of allowed Class 3 claims.

               II.5 Class 5 will be unimpaired. Holders of allowed Class 5 claims will be paid in full, in cash, on the Effective Date.

               II.6 Class 6 will be impaired. Existing Equity will receive 200,000 New Warrants.

III.     Implementation and Confirmation of Plan:
         ----------------------------------------

               III.1 New Equity. The Robert Earl Group (the "New Money Investor"), shall purchase 7 million shares of New Common Stock (i.e., 70% before dilution) for $4.2857 per share ($30 million).


               III.2 New Senior Secured Notes. The Company shall obtain a minimum $40 million bridge facility, through the issuance of new notes (the "New Senior Secured Notes"), with the obligations thereunder to be secured by substantially all of the Company's assets, subject only to the liens of the lender under the Post-Effective Date Working Capital Facility. The terms of the Senior Secured Notes shall be no less favorable to the Company than those outlined in the Company's restructuring proposal of July 28, 1999.

               III.3 Post-Effective Date Working Capital Facility. On or prior to the effective Date, the Reorganized Debtor shall use its best efforts to obtain the Post-Effective Date Working Capital Facility. The Post-Effective Date Working Capital Facility, among other things, shall (i) be effective on the Effective Date, (ii) be a senior facility secured by receivables and inventory, (iii) provide for aggregate borrowing, not to exceed $25 million; and
                            (iv) have terms to be mutually agreed to by the Debtors and the Informal Noteholders' Committee in good faith.

****Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designed as [*****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission****



               III.4 New Securities of Reorganized Company. The Reorganized Debtor shall authorize the issuance of the New Senior Secured Notes, the New Secured PIK Notes (see attached description), 11.2 million shares of New Common Stock (10 million of which are to be available and issued as of the Effective
                            Date),  200,000 New Warrants,  each for the purchase
                            of one share of New Common Stock (see attached description), and 1 million management and celebrity options, each for the purchase of one share of New Common Stock. The Company will use its best efforts to cause the New Common Stock to be listed for trading on a national securities exchange or the NASDAQ National Market System. All currently existing equity securities shall be deemed canceled as of the Effective Date.

               III.5 Board of Directors and Management. The Board will be comprised of seven members, five of whom shall be appointed by the New Money Investor and two of whom shall be appointed by Noteholders. A supermajority equal to the greater of six-members and 75% of the Board shall be required for the approval of any insider transactions and Major Transactions (to be defined). Upon the repayment in full of the New Secured PIK Notes, the number of Noteholder Board appointees shall be reduced to one member. Robert Earl will be the Company's post-Effective Date Chief Executive Officer. Selection of [*****] for the Company prior to the Effective Date shall be subject to the Informal Noteholders' Committee's consent, such consent not to be unreasonably withheld; thereafter, such selection shall be subject to supermajority approval of at least six (6) members of the Company's Board of Directors.

                            Financial incentives will be offered to post-Effective Date management and the Company's celebrity supporters in the form of a new stock option plan, which would provide options to purchase 1 million shares of New Common Stock. The allocation of options between post-Effective Date management and the celebrities, and the vesting

****Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designed as [*****]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission****


                            schedule of such options, shall be reasonably acceptable to the Informal Noteholders' Committee. Such options shall have a five-year term and be set at an exercise price based upon the fair market value of the Company's stock as of the Effective Date.

               III.6 Future Operations. Prior to the Plan confirmation date, the Company shall present the Noteholders with a post-Effective Date business plan (including a store closing plan and asset sale timetable) in form and substance reasonably satisfactory to the Informal Noteholders' Committee. The Company will use its best efforts to reduce operating overhead wherever practicable.

               III.7 Pre-bankruptcy Standstill. Prior to filing for chapter 11 relief, the Company will declare a moratorium on the payment of all non-ordinary course debt, except that the Company shall have the right to repay the SunTrust Facility. The Company will not pay such debt (other than the SunTrust Facility) or enter into any transactions outside the ordinary course of business (including, without limitation, sales of assets, major funding obligations, capital expenditures, and lease termination settlements) without the consent of the Informal Noteholders' Committee, such consent not to be unreasonably withheld [*****].

               III.8 Timing. By the earlier to occur of: (a) the fifth business day after the Company's acceptance of this proposal; or (b) August 10, 1999, the Company shall demonstrate, to the reasonable satisfaction of the Informal Noteholders' Committee, the financial wherewithal of each of the New Money Investor and the prospective holders of the New Senior Secured Notes to fulfill their respective obligations under the Plan. In addition, the Plan of Reorganization shall be filed no later than September 20, 1999, and the Effective Date for the entire transaction is to occur not later than December 21, 1999. Additional interim timing benchmarks will be negotiated.

               III.9 Escrow. By the fifth business day after the Company is advised in writing that the holders of $160 million in principal amount of the Notes have agreed to this term sheet, the New Money Investor shall place $5 million in escrow (the "Good Faith Deposit") to be applied toward the satisfaction of the New Money Investor's obligations under the Plan. The Good Faith Deposit shall be nonrefundable, except if a plan containing terms no less favorable to the Noteholders than this proposal is not accepted by holders of $160 million in principal amount of the Notes. If the New Jersey Investor fails to make the Good Faith Deposit when due, or otherwise falls to satisfy its obligations hereunder, the Company shall consent to a restructuring plan for the Company in substantially the form of the Informal Noteholders' Committee's restructuring proposal dated May 6, 1999.

NEW SECURED PIK NOTE TERMS:

Issuer:               Planet Hollywood International, Inc.

Guarantors:           Reorganized Parent and all Operating Subsidiaries

Principal             Amount: $60 MM

Maturity:             Fifth anniversary of Effective Date

Interest:             Payable  semi-annually  in cash, at 10% per annum,  or, at the sole election of the issuer, payable in kind in additional New Secured PIK Notes at 12.75% per annum;
                      provided, however, that commenting two and one-half years after the Effective Date, interest on the New Secured PIK
                      Notes shall be payable only in cash at 10% per annum; and further provided, however, that after 1 year from the date of issuance, interest on the New Secured PIK Notes shall be paid in cash at 10% per annum if the ratio of the Company's consolidated EBITDA to Interest Expense is greater than 1.75 for the last twelve month period.

Security:             The New  Secured  PIK Notes  shall be  secured by liens on substantially al of the Company's assets junior solely to the New Senior Secured Notes and up to $25 million of a working capital facility.

Call Protection: New Secured PIK Notes may be redeemed, in whole or in part, at any time, at the option of the Issuer, at par plus accrued and unpaid interest to the date of redemption.

Covenants:            Normal and  customary  for  secured  indebtedness  of this nature, to be determined to the reasonable satisfaction of the Informal Noteholders' Committee.

Redemption:           At an  annual  measuring  point to be  agreed  upon by the
                      Company and the Informal Noteholders' Committee: (a) if the ratio of the Company's consolidated EBITDA to Interest
                      Expense is greater than 2.0 for the last twelve month period; and (b) the sum of the Company's cash plus availability under its Post-Effective Date Working

                      Capital Facility exceeds $25 million, then 50% of such excess shall be used to redeem the New Secured PIK Notes.

NEW WARRANT TERMS:

Issuer:               Planet Hollywood International, Inc.

Strike Price: Set at a level such that value will accrue and be "in-the-money" to such warrants to the extent unsecured creditors receive full recovery on their claims (including accrued and unpaid interest as of the date of the filing of the Company's chapter 11 case).

Term:                 3 years after the date of issue.